SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20005-2111 TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com May 30, 2012

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Via EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:                              A & B II, Inc.

Amendment No. 2 to Registration Statement on Form 10-12B

Filed on May 21, 2012

File No. 001-35492

Dear Mr. McTiernan:

On behalf of A & B II, Inc. (the “Company” or “New A&B”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated May 29, 2012 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form 10 filed by the Company on May 21, 2012 (File No. 001-35492) (the “Registration Statement”).  To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement, including Exhibits 2.1, 3.1, 3.2, 10.1, 10.2, 10.3 and 21.1 to the Registration Statement. We have supplementally provided copies of each of these exhibits to facilitate the Staff’s review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

1.              We note your revision in response to comment 1 of our comment letter dated May 14, 2012. In future Exchange Act periodic reports, please include disclosure explaining how you determine your same store pool. Please specify in detail if you remove a property from the pool for reasons other than a sale.

Response:  In response to the Staff’s comments, the Company confirms that it will undertake to (i) include disclosure in future Exchange Act periodic reports explaining how the Company determines its same store pool and (ii) specify in detail if it removes a property from the pool for reasons other than a sale.

*              *              *

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber